Reply Attention of	Virgil Z. Hlus
Direct Tel.	604.891.7707
EMail Address	vzh@cwilson.com
Our File No.	28313-0001/ CW1201795.1

May 11, 2007

BY COURIER AND EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-7010

USA

Attention:	Kristi Marrone

Dear Sirs/Mesdames:

Re: Counterpath Solutions, Inc. Form 10-KSB for year ended April 30, 2006 Filed July 31, 2006 File No. 0-50346

Form 10-KSB

Financial Statements

Report of Independent Registered Public Accounting Firm

Note 7 – Common Stock, page F-8

Further to the conversation today between David Karp, Chief Financial Officer, CounterPath Solutions, Inc. and Kristi Marrone of the Securities and Exchange Commission, we confirm that the Company will amend its Form 10KSB for the fiscal year ended 2006 and will show the comparative 2006 column in the Form 10KSB for the fiscal year ended 2007 as restated. We further confirm that the SEC is not requiring the Company to restate any other filings.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/jlm

cc:	David Karp
Chief Financial Officer
Counterpath Solutions, Inc.

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